UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   KISH, DENNIS G
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   V.P. of Strategic Marketing
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------


Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $20.3750        11/05/99       A         19,628                            11/05/00 (1) 11/05/09
to buy)
Incentive Stock Option (right  $27.5000        02/18/00       A         1,563                                          02/18/10
to buy)
Non-Qualified Stock Option     $20.3750        11/05/99       A         80,372                            11/05/00 (2) 11/05/09
(right to buy)
Non-Qualified Stock Option     $20.5625        12/21/00       A         33,610                                         12/21/10
(right to buy)
Non-Qualified Stock Option     $20.5625        12/21/00       A         6,390                                          12/21/10
(right to buy)
Non-Qualified Stock Option     $27.5000        02/18/00       A         23,437                                         02/18/10
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right  11/05/99  Common Stock                   19,628                    19,628        D   Direct
to buy)
Incentive Stock Option (right  02/18/00  Common Stock                   1,563                     1,563         D   Direct
to buy)
Non-Qualified Stock Option     11/05/99  Common Stock                   80,372                    65,372        D   Direct
(right to buy)
Non-Qualified Stock Option     12/21/00  Common Stock                   33,610                                  D   Direct
(right to buy)
Non-Qualified Stock Option     12/21/00  Common Stock                   6,390                     40,000        D   Direct
(right to buy)
Non-Qualified Stock Option     02/18/00  Common Stock                   23,437                    23,437        D   Direct
(right to buy)

Explanation of Responses:

(1)
Option vests and is exercisable as to 4,907 shares on 11/5/00.  The remaining 14,721 shares vest and are exercisable quarterly from
2/5/01 through 11/5/03.
(2)
Option vests and is exercisable as to 20,093 shares on 11/5/00.  The remaining 60,279 shares vest and are exercisable quarterly from
 2/5/01 through 11/5/03.

SIGNATURE OF REPORTING PERSON
/S/ KISH, DENNIS G
DATE 02/08/01